UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-53803

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Titanium Healthcare, Inc.

Full Name of Registrant

Former Name if Applicable

11701 Bee Cave Road, Suite 124

Address of Principal Executive Office (Street and Number)

Austin, Texas 78738

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

We could not complete the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 due to a delay in obtaining and compiling information required to be included in our Form 10-K due to the recent departure of Chuck Talley our Chief Financial Officer.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chris Mashburn	(469)	606-4521
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2014, we had $404,014 sales and net losses of $2,279,037. For the year ended December 31, 2015, the Company currently estimates that we will have net sales of $2,024,159 and net losses of $2,858,131. Results for 2015 remain subject to further adjustment.

The anticipated $1,620,145 increase in sales is believed to be primarily attributable to our September 30, 2014 acquisition of Preferred Rx, LLC and new pharmacogenomics agreement in December 2014. The anticipated $579,094 increase in net loss is primarily attributable to higher payroll costs and other administrative costs associated with our new business model offset by higher margins with our pharmacogenomics business. The pharmacogenomics agreement was terminated in June 2015 as a result of significant reduction in the reimbursement amounts by a significant payor.

2

Titanium Healthcare, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Titanium Healthcare, Inc.

Date: March 30, 2016	By:	/s/ Chris Mashburn
	Name:	Chris Mashburn
	Title:	Acting Chief Executive Officer